SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549

                             FORM 12b-25

                                            Commission File Numbers 1-12046
                                                                    1-5787

                        NOTIFICATION OF LATE FILING

 (Check One):  [ x] Form 10-K  [  ] Form 11-K  [  ] Form 20-F   [  ] Form 10-Q
               [ ] Form N-SAR

 For Period Ended:  March 31, 1998

 [   ] Transition Report on Form 10-K    [  ] Transition Report on Form 10-Q
 [   ] Transition Report on Form 20-F    [  ] Transition Report on Form N-SAR
 [   ] Transition Report on Form 11-K

 For the Transition Period Ended:   Not Applicable

 Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable



                      PART I.  REGISTRANT INFORMATION

 Full name of registrants: Levitz Furniture Incorporated; Levitz Furniture Corporation
 Former name if applicable:
 Address of principal executive office (Street and Number): 7887 North Federal Highway
 City, State and Zip Code:  Boca Raton, Florida  33487

                     PART II.  RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 [x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [  ] (c)  The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

                            PART III.  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           As previously disclosed, Levitz Furniture Incorporated (the "Company") and its wholly-owned subsidiary, Levitz Furniture Corporation ("Levitz"), filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code with the United States Bankruptcy Court for the District of Delaware, Wilmington, Delaware 19801 (the "Court") and entered into a credit agreement (the "Credit Agreement") with a group of lenders (the "Lenders"), with BT Commercial Corporation as agent, pursuant to which, among other things, the Lenders have provided the Company and Levitz with a financing facility in an aggregate principal amount not to exceed $260 million. The Company and Levitz have agreed with the Lenders with respect to the terms of an amendment to such facility, which would permit the Company and Levitz to remain in compliance therewith. Such amendment will be submitted to the Court for its approval. Although the Company and Levitz believe that the Court will approve such amendment in the near future, no assurances can be given as to the timing or outcome of the Court proceedings. Failure to obtain such an amendment would significantly impact the disclosures required by Form 10-K. Court approval cannot be obtained in time for the Company and Levitz to file their Annual Reports on Form 10-K on a timely basis.

           For the reasons set forth above, the Company's and Levitz's inability to timely file their Annual Reports on Form 10-K for their fiscal years ended March 31, 1998 cannot be eliminated without unreasonable effort or expense. The Company and Levitz intend to file their Annual Reports no later than the fifteenth day after the due date of the Annual Report.


                        PART IV.  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

           Michael E. McCreery
           Senior Vice President and Chief Financial Officer
           of Levitz Furniture Incorporated and
           Levitz Furniture Corporation       (561)               994-6006
                 (Name)                    (Area code)       (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [ x ] Yes  [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If the answer is yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                   [ x  ] Yes  [   ] No

      Net sales for the fiscal year ended March 31, 1998 were $836,802,000, compared to $966,855,000 for the comparable prior year period. The Company incurred a net loss of $93,387,000, or $3.12 per share, for the fiscal year ended March 31, 1998, compared to a net loss of $27,586,000 or $.93 per share, for the prior year. Levitz incurred a net loss of $92,972,000 for the fiscal year ended March 31, 1998, compared to a net loss of $26,453,000 for the prior year.



                          Levitz Furniture Incorporated
                          Levitz Furniture Corporation


                  Name of registrants as specified in charter

 Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.




 Date:  June 30, 1998              By /s/ Edward P. Zimmer
                                     ----------------------------------------
                                          Edward P. Zimmer
                                          Vice President, Secretary and
                                          General Counsel
                                          of Levitz Furniture Incorporated and
                                          Levitz Furniture Corporation